Exhibit 99.1

QuantaSing Announces Declaration of a Special Dividend

Beijing, October 1, 2024 /GLOBE NEWSWIRE/ -  QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced that its board of directors (the “Board”) has approved the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.067 per ordinary share (US$0.201 per American depositary share, or ADS).

The aggregate amount of the Special Dividend will be approximately US$11 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The dividends are expected to be paid on or around November 7, 2024 to the holders of the Company’s ordinary shares, and on or around November 15, 2024 to the holders of the ADSs, of record, as of the close of business on October 30, 2024. Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement.

The determination to make distributions and the amount of such distributions will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits or losses, cash flows, financial conditions and other relevant factors.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that we operate in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging its profound understanding of adult users and robust infrastructure, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners as well as consumer products and service in selected areas to address the senior users’ aspirations for wellness.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429